IVY DISTRIBUTORS, INC.

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net loss	$	(25,891)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		678
Amortization of deferred sales commissions		10,137
Excess tax benefits from share-based payment arrangements		(89)
Gain on trading securities		(153)
Loss on retirement of property and equipment		123
Sales of trading securities		536
Deferred income taxes		(1,089)
Changes in assets and liabilities:		
Fund receivables		(82)
Due to affiliates		77
Income tax receivable from parent		130
Other receivables		9
Deferred sales commissions		(3,333)
Prepaid expenses and other assets		187
Accounts payable and payable to third party brokers		(11,532)
Other accrued liabilities		124
Net cash used in operating activities		(30,168)
Cash flows from investing activity:		
Additions to property and equipment		(2,497)
Net cash used in investing activity		(2,497)
Cash flows from financing activities:		
Capital contribution from parent		16,000
Excess tax benefits from share-based payment arrangements		89
Net cash provided by financing activities		16,089
Net decrease in cash and cash equivalents		(16,576)
Cash and cash equivalents at beginning of year		59,141
Cash and cash equivalents at end of year	$	42,565
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	13,564

See accompanying notes to financial statements.